

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. David A. Garrison
Executive Vice President and Chief Financial Officer
Arrhythmia Research Technology, Inc.
25 Sawyer Passway
Fitchburg, MA 01420

>   **Re: Arrhythmia Research Technology, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 10, 2010**
>   **File No. 001-09731**

Dear Mr. Garrison:

        We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief